Aspire Biopharma Holdings, Inc.

23150 Fashion Drive, Suite 232

Estero, Florida 33928

(908) 987-3002

December 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Aspire Biopharma Holdings, Inc.
Registration Statement on Form S-1 File No. 333-291902

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aspire Biopharma Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) so as to become effective on December 12, 2025, at 5:00 PM Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

● Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

● The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

● The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Sichenzia Ross Ference Carmel LLP.

Very truly yours,

Aspire Biopharma Holdings, Inc.

/s/ Kraig Higginson
Kraig Higginson Chief Executive Officer